January 20, 2025

Jian Chen
Chief Executive Officer and Director
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People   s Republic of China

       Re: U-BX Technology Ltd.
           Registration Statement on Form F-1
           Filed January 10, 2025
           File No. 333-284216
Dear Jian Chen:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule
       415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and
       Disclosure Interpretations Question 612.09.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 January 20, 2025
Page 2

of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    William S. Rosenstadt